Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

BLACKROCK FUNDING, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

BlackRock Funding, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article FIRST of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

FIRST: The name of the corporation is BlackRock, Inc. (hereinafter the “Corporation”).

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 1st day of October, 2024.

BLACKROCK FUNDING, INC.

By:	/s/ Connor Hartley
Name: Connor Hartley
Title: Managing Director